UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

Balchem Corporation

(Name of Issuer)

Common Stock, $.06 2/3 par value per share

(Title of Class of Securities)

057665200

(CUSIP Number)

January 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 899,600 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 899,600 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,600 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.01% as of January 2, 2008 (based on 17,965,215 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 9, 2007).

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 899,600 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 899,600 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,600 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.01% as of January 2, 2008 (based on 17,965,215 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 9, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 899,600 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 899,600 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,600 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.01% as of January 2, 2008 (based on 17,965,215 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 9, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 057665200

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 899,600 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 899,600 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,600 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.01% as of January 2, 2008 (based on 17,965,215 shares of Common Stock issued and outstanding per Balchem Corporation Form 10-Q dated November 9, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

Item 1(a)                 Name of Issuer:   Balchem Corporation

Item 1(b)                Address of Issuer’s Principal Executive Offices:

                                                52 Sunrise Park Road

                                                P.O. Box 600

                                                New Hampton, NY 10958

Item 2(a)                 Name of Person Filing

Item 2(b)                Address of Principal Business Office

Item 2(c)                 Citizenship

                                                Trigran Investments, Inc.

                                                630 Dundee Road, Suite 230

                                                Northbrook, IL 60062

                                                Illinois company

                                                Douglas Granat

                                                630 Dundee Road, Suite 230

                                                Northbrook, IL 60062

                                                U.S. Citizen

                                                Lawrence A. Oberman

                                                630 Dundee Road, Suite 230

                                                Northbrook, IL 60062

                                                U.S. Citizen

                                                Steven G. Simon

                                                630 Dundee Road, Suite 230

                                                Northbrook, IL 60062

                                                U.S. Citizen

2(d)                 Title of Class of Securities:

Common Stock, $.06 2/3 par value per share

2(e)                 CUSIP Number:               057665200

Item 3                                                                If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4                                                                Ownership:(1)

(a)           Amount beneficially owned:  Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)           Percent of Class:  Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)           Number of shares as to which such person has:

                                                (i)                                     sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

                                                (ii)                                  shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

                                                (iii)                               sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

                                                (iv)                              shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

Item 5                                                      Ownership of Five Percent or Less of a Class:

                                                        Not Applicable.

Item 6                                                      Ownership of More than Five Percent on Behalf of Another Person:

                                                        Not Applicable.

Item 7                                                        Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                                                        Not Applicable.

Item 8                                                      Identification and Classification of Members of the Group:

                                                        Not Applicable.

Item 9                                                      Notice of Dissolution of Group:

                                                        Not Applicable.

Item 10                                                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of February, 2008

TRIGRAN INVESTMENTS, INC.
By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	11